Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2015

	2010	2011	2012	2013	2014
Earnings:
Income before income taxes	$150,370	$307,428	$327,133	$401,876	$501,272	$133,516
Add: fixed charges	43,578	36,153	29,097	24,931	39,274	8,626
Earnings	$193,948	$343,581	$356,230	$426,807	$540,546	$142,142
Fixed Charges:
Interest expense[1]	$43,529	$36,102	$29,036	$24,871	$39,211	$8,610
Estimated interest portion of rent expense[2]	49	51	61	60	63	16
Fixed charges	43,578	$36,153	$29,097	$24,931	$39,274	$8,626
Ratio of earnings to fixed charges	4.45	9.50	12.24	17.12	13.76	16.48
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.